Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

FMC Technologies, Inc.:

We consent to the use of our reports dated February 27, 2012 with respect to the consolidated balance sheets of FMC Technologies, Inc. and consolidated subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, cash flows, and changes in stockholders’ equity for each of the years in the three-year period ended December 31, 2011 and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

(signed) KPMG LLP

Houston, Texas

September 18, 2012